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                           June 22, 2022

       Jacob DiMartino
       Chief Executive Officer
       Raadr, Inc.
       7950 E. Redfield Road, Unit 210
       Scottsdale, Arizona 85260

                                                        Re: Raadr, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 1
                                                            Filed June 17, 2022
                                                            File No. 024-11519

       Dear Mr. DiMartino:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan
       Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Eric Newlan